Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended March 31,
	2011	2010
Earnings:
Income (loss) before income taxes	$6	$(1)
Less: capitalized interest	(1)	(1)
Add: fixed charges	68	72
Amortization of capitalized interest	—	—

Adjusted earnings	$73	$70

Fixed charges:
Interest expense	$42	$45
Amortization of debt costs	2	2
Rent expense representative of interest	24	25

Total fixed charges	$68	$72

Ratio of earnings to fixed charges (1)	1.07	—

(1)	Earnings were inadequate to cover fixed charges by $2 million for the three months ended March 31, 2010.